Exhibit 99.1

RADA Reports over-$29 Million in New Business in Q1 of 2022

Year-over-year growth of over-22% compared to the same period in 2021

NETANYA, Israel, April 18, 2022 - RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) announced today the receipt of over-$29 million in new business in the first quarter of 2022. This represents over-22% year-over-year growth in new business, compared with the first quarter of last year.

Out of these bookings, more than 95% are for RADA’s software-defined tactical radars to be used in Active Protection Systems (APS), counter UAV, Short Range Air Defense (SHORAD) and point defense solutions. The U.S. market accounted for 80% of the new orders and the remainder came from global markets.

Dov Sella, RADA’s CEO, commented, “2021 ended with a book-to-bill ratio of just over 1, which was below our expectations, due to the Continuing Resolution (CR) in the US. The CR, which lasted for almost six months and ended just over a month ago, was the major reason for the relatively humble bookings in the US during this period, which also impacted our 2021 revenue levels. However, since the end of the CR we have regained momentum in receiving new business in the US, which is our primary market, and expect that the delays in orders and revenue that were caused by the CR will be recorded over the remainder of 2022. In view of this positive momentum, along with renewed emphasis on the global need for our enabling radars for air defense and active protection solutions, which the current war in Ukraine is continuously demonstrating, we reiterate our revenue goal of over $140 million for 2022.”

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance.

Safe Harbor Statement

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions, including the risks and uncertainties associated with market conditions, as well as risks and uncertainties inherent in RADA’s business, including, but not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in RADA’s Annual Report on Form 20-F for the year ended December 31, 2021, and other filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Company Contact: Avi Israel (CFO) Tel: +972-76-5386200 mrkt@rada.com www.rada.com	Investor Relations Contact: GK Investor Relations Ehud Helft Tel: 1 646 201 9246 rada@gkir.com